

December 20, 2010

James W. Shaffer
Chief Financial Officer
Katy Industries, Inc.
305 Rock Industrial Park Drive
Brighton, MO 63044

      **Re:    Katy Industries, Inc.**
            **Form 10-K for the Fiscal Year Ended December 31, 2009**
            **Filed March 25, 2010**
            **File No. 001-05558**

Dear Mr. Shaffer:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Jeffrey Jaramillo
               Accounting Branch Chief